Exhibit 99.1

Elan Corporation, plc

Half-Year Financial Report

Six Months Ended 30 June 2010

CHIEF EXECUTIVE OFFICER’S STATEMENT

To Our Shareholders:

During the first half of 2010, we have focused on financial improvement across the Company while we continue to advance our diversified clinical portfolio to patients through disciplined investment in science. We continued to improve operating performance, with Adjusted EBITDA increasing six-fold to $82.4 million from $13.1 million for the same period in 2009. The increase principally reflects the increase in revenue, improved operating margins and the reduction in combined selling, general and administrative, and research and development expenses.

Revenue increases for the BioNeurology business were largely driven by growth of Tysabri®, which recorded in-market sales of $589.4 million in the first half of 2010, an increase of 22% over the $481.3 million recorded in the same time period of 2009. At the end of June 2010, approximately 52,700 patients were on therapy worldwide, an increase of 22% over the 43,300 who were on therapy at the end of June 2009. We are continuing to work with Biogen Idec, Inc., our collaborator on Tysabri, and the clinical community, to better understand both the efficacy and safety of the therapy.

Our Elan Drug Technologies (EDT) business continues to be a leader in drug delivery. By providing industry-leading advances in drug delivery technology, we are able to participate in the commercialization of several molecules with different pharmaceutical collaborators. The approval in January of Acorda Therapeutics, Inc.’s Ampyra®, which utilizes EDT’s MXDAS® technology, was a significant milestone for the business. Additionally, we have recently completed the evaluation process, announced in April 2010, for the possible separation of the EDT and BioNeurology businesses. While we have determined separating EDT would make strategic sense in the future, at present, we are focused on continuing to grow the business, until market conditions improve enough for us to achieve an appropriate valuation of EDT to move forward.

The BioNeurology pipeline continues to mature, and the first half of 2010 saw key milestones achieved for several compounds. ELND002, a potential therapeutic for multiple sclerosis, reached Phase 1b, with the inclusion of the first patient in the trial in June of this year. ELND005, which is being developed in collaboration with Transition Therapeutics, Inc. (Transition), recently completed its Phase 2 trial and we announced today the topline summary results of this trial and our plans to progress this compound to Phase 3. We have agreed to work with Transition to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic.

Elan has reached an agreement in principle with respect to the U.S. Department of Justice’s investigation of sales and marketing practices with respect to Zonegran, a product that was divested in 2004. If this agreement in principle is finalized, Elan expects to pay $203.5 million as part of a comprehensive settlement of all U.S. federal and related state Medicaid claims. The Company has established a provision of $206.3 million, in the first half of 2010, for this expected settlement and related expenses.

The accomplishments of the first half of 2010 continue to allow Elan to focus on being a leader in neuroscience and disease-modifying novel therapeutics. We are confident that Elan, through our industry leading pipeline, will continue to define the future of degenerative neurological therapies.

G. Kelly Martin

Chief Executive Officer

HALF-YEAR MANAGEMENT REPORT

Introduction

This Half-Year Financial Report for the six months ended 30 June 2010 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and the related Transparency Rules of the Republic of Ireland’s Financial Regulator.

This half-year management report includes the following:

•	Business overview, including important events that have occurred during the half-year;

•	Selected financial data;

•	Principal risks and uncertainties relating to the remaining six months of the year;

•	Results of operations for the six months ended 30 June 2010, compared to the six months ended 30 June 2009;

•	Reconciliation of net loss to Adjusted EBITDA – non-GAAP financial information;

•	Liquid resources and shareholders’ equity;

•	Cash flows summary;

•	Debt facilities;

•	Related party transactions;

•	Directors; and

•	Events after the balance sheet date.

Business Overview

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a neuroscience-based biotechnology company, listed on the Irish and New York Stock Exchanges, and headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our registered office and principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is +353-1-709-4000. We employ over 1,200 people and our principal research and development (R&D), manufacturing and marketing facilities are located in Ireland and the United States.

Our operations are organised into two business units; BioNeurology and Elan Drug Technologies (EDT). BioNeurology engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and multiple sclerosis (MS). EDT is an established, profitable, integrated drug delivery business unit of Elan, which has been applying its skills and knowledge in product development and drug delivery technologies to enhance the performance of dozens of drugs that have been marketed worldwide.

Summary of Operating Performance

In assessing the first half performance, it is important to note that these results were achieved against a background where we have, as expected, seen reduced revenues from a number of products including Azactam® and Prialt® in the BioNeurology business and Skelaxin® and TriCor®145 in the EDT business, as well as an increased investment in development activities related particularly to Tysabri®, ELND005 (scylloinositol) and the EDT business. The loss of contribution from this decrease in revenue and the increased investment in our growth drivers was more than compensated for by the continued growth of Tysabri, the launch of Ampyra® (dalfampridine), reduced selling, general and administrative (SG&A) costs and the transfer of the Alzheimer’s Immunotherapy Program (AIP) to a subsidiary of Johnson & Johnson (Janssen AI) in September 2009.

Total revenue increased by 10% to $423.5 million in the first half of 2010, compared to the same period in 2009. The increase was driven by the growth of Tysabri and revenue from Ampyra, which more than offsets the expected decline in revenues from Azactam. We ceased distributing Azactam as of 31 March 2010 and will not earn any future revenues from this product. Total in-market sales of Tysabri were $589.4 million in the first half of 2010, an increase of 22% over the $481.3 million recorded in the same period of 2009, and resulted in recorded Tysabri revenue of $250.3 million (2009: $191.0 million).

For a reconciliation of operating loss before other charges to operating loss, refer to page 10. We believe this reconciliation is meaningful because it provides additional information when analysing certain items. The principal items classified as other charges include severance, restructuring and other costs, net loss on divestment of business and asset impairment charges.

The gross profit, excluding other charges of $0.7 million (2009: $20.9 million), increased by 15% to $260.2 million for the first half of 2009, compared to $226.8 million for the same period of 2009. The increased gross profit, excluding other charges, was earned from higher sales of Tysabri and revenue from Ampyra, which more than replaced lost gross profit as a result of lower sales of Azactam.

Although total revenue increased by 10%, SG&A expenses, excluding other charges of $3.5 million (2009: $9.5 million), declined by 12% to $96.5 million in the first half of 2010, compared to $109.9 million for the same period in 2009, reflecting lower headcount from the reduction in support activities in 2009, reduced sales and marketing costs and amortisation expense related to Prialt, along with continued cost control.

R&D expenses, excluding other charges of $0.1 million (2009: $10.2 million), decreased by 19% to $130.4 million in the first half of 2010, compared to $161.4 million for the same period in 2009. The decrease primarily relates to the cost savings as a result of the transfer of the AIP to Janssen AI in September 2009, partially offset by increased investment in R&D activities related to Tysabri, ELND005 and the EDT business. Under the terms of the September 2009 transaction with Johnson & Johnson, we received a 49.9% ownership interest in Janssen AI.

On 15 July 2010, we announced that we reached an agreement in principle with the U.S. Attorney’s Office for the District of Massachusetts with respect to the previously disclosed U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, which we divested in 2004. If the agreement in principle is finalised, we expect to pay $203.5 million as part of a comprehensive settlement for all U.S. federal and related state Medicaid claims and $203.5 million has been placed into an escrow account to cover the proposed settlement amount. We have established a provision of $206.3 million, in the first half of 2010, for this expected settlement and related costs. As part of this agreement in principle, Elan Pharmaceuticals, Inc., a U.S. subsidiary of Elan Corporation, plc, expects to plead guilty to a misdemeanour violation of the U.S. Federal Food, Drug and Cosmetic Act (FD&C Act) and to enter into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services. While we expect to negotiate and enter into final settlement and Corporate Integrity Agreements, there can be no assurance as to when or if any settlement will be finalised or, if a settlement is finalised, what the final terms of the settlement will be. Additionally, the proposed resolution of the Zonegran investigation could give rise to other litigation by state government entities or private parties.

The gain on legal settlement of $18.0 million for the first half of 2009 relates to an agreement with Watson Pharmaceuticals, Inc. (Watson) to settle litigation with respect to Watson’s marketing of a generic version of Naprelan®. As part of the settlement, Watson stipulated that Elan’s patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed Elan’s patent.

Excluding the settlement provision charge and other charges, we recorded an operating profit for the first half of 2010 of $33.3 million compared to an operating loss, excluding other charges and gain on legal settlement, of $44.5 million recorded in the first half of 2009. This improvement reflects the 10% increase in revenue, improved operating margins and a 16% reduction in combined SG&A and R&D expenses (excluding other charges).

The net loss increased by 33% to $219.8 million in the first half of 2010, compared to $165.3 million in the same period of 2009. The increase was primarily due to the inclusion of the settlement provision charge of $206.3 million in the first half of 2010. The net loss before tax, excluding the settlement provision charge and other charges, was $12.0 million for the first half of 2010, compared to a net loss before tax, excluding other charges and the gain on legal settlement, of $115.3 million for the same period of 2009. This improvement was due to the improved operating performance, lower interest expense and investment gains in the first half of 2010.

In the first half of 2010, Adjusted EBITDA increased six-fold to $82.4 million from $13.1 million for the same period in 2009. The increase principally reflects the increase in revenue, improved operating margins and the reduction in combined SG&A and R&D expenses. For a reconciliation of net loss to Adjusted EBITDA, refer to page 12.

For additional discussion of the results of operations for the first half of 2010, refer to pages 7 to 12 of this half-year management report.

BioNeurology Business Update

Total revenue from our BioNeurology business increased by 18% to $291.1 million in the first half of 2010 from $246.0 million for the same period of 2009. The increase was driven by growth of Tysabri, which more than offsets the expected decline in revenues from Azactam.

Total in-market sales of Tysabri were $589.4 million in the first half of 2010, an increase of 22% over the $481.3 million recorded for the same period of 2009, reflecting solid patient demand across global markets. At the end of June 2010, approximately 52,700 patients were on therapy worldwide, including approximately 26,200 commercial patients in the United States and approximately 26,000 commercial patients in rest of world (ROW), representing an increase of 22% over the 43,300 patients who were on therapy at the end of June 2009.

On 4 March 2010, Elan entered into a definitive agreement to divest its Prialt assets and rights to Azur Pharma International Limited. This transaction subsequently closed on 5 May 2010. We recorded a net loss of $0.8 million arising from the Prialt divestment in the first half of 2010, which is comprised of total consideration of $14.6 million less $14.0 million carrying value of intangible assets, $0.5 million carrying value of other assets and $0.9 million in transaction costs. Total consideration comprises cash proceeds received in the first half of 2010 of $5.0 million and the present value of deferred consideration of $9.6 million. We are also entitled to receive additional performance-related milestones and royalties.

Elan Drug Technologies Business Update

Revenue from the EDT business unit decreased to $132.4 million in the first half of 2010 from $138.6 million in the first half of 2009, due principally to lower revenues from TriCor 145 and Skelaxin, which were offset by revenues associated with the launch of Ampyra. The reduction in TriCor 145 revenues was primarily due to significantly decreased promotional efforts by EDT’s client and the decrease in Skelaxin revenues was principally as a result of generic competition. EDT revenues vary from period to period based on a number of factors including the timing of customer orders, licence fees earned, and contracted in-market sales hurdles for royalties.

Included within the revenue for the first half of 2010 was $20.8 million in relation to the manufacturing and royalty revenue for Ampyra Extended Release Tablets. Ampyra was approved by the U.S. Food and Drug Administration (FDA) in January 2010 as a treatment to improve walking ability in patients with MS; this was demonstrated by an improvement in walking speed. The product was subsequently launched in the United States in March 2010. Ampyra, which is globally licensed to Acorda Therapeutics, Inc. (Acorda), is marketed and distributed in the United States by Acorda and will be marketed and distributed outside the United States by Biogen Idec, Inc. (Biogen Idec), Acorda’s sub-licensee. Ampyra is the first New Drug Application (NDA) approved by the FDA for a product using EDT’s MXDAS® technology and is the first medicine approved by the FDA indicated to improve walking ability in people with MS as measured by walking speed. In addition, in January 2010, Biogen Idec announced the submission of a Marketing Authorisation Application to the European Medicines Agency for the product in the European Union, where it is called Fampridine Prolonged Release (Fampridine-PR). Biogen Idec also announced that it has filed a New Drug Submission with Health Canada. EDT manufactures supplies of Ampyra for the global market at its Athlone, Ireland facility, under a supply agreement with Acorda.

In the first half of 2010, Zogenix, Inc., the licensing partner for EDT’s hydrocodone product, ZX002, initiated Phase 3 clinical trials in the United States. ZX002 utilises EDT’s SODAS® technology and is being developed for the treatment of moderate to severe pain.

Exploration of EDT Separation

On 18 April 2010, we announced our decision to explore the possibility of a separation of our EDT business. The purpose of this exploration was to accurately assess the opportunities and impact on shareholder value. We have completed our evaluation of the separation of EDT from the BioNeurology business. The evaluation concluded that it makes strategic and financial sense to separate the businesses, provided that a separation can be done at an appropriate valuation. Given that market conditions at this time are not conducive to an appropriate valuation, we have determined that we will not start a process to pursue a separation of the EDT business at this time.

Selected Financial Data

The selected financial data set forth below is derived from our condensed consolidated half-year financial statements (half-year financial statements) in this Half-Year Financial Report and our 2009 Annual Report, and should be read in conjunction with, and is qualified by reference to, our half-year financial statements and related notes thereto.

Six Months Ended 30 June	2010	2009

Income Statement Data (in $m, except for per share data):
Total revenue	423.5	384.6
Settlement provision charge	206.3	—
Operating loss	(177.3)	(67.1)
Net loss	(219.8)	(165.3)
Basic and diluted net loss per Ordinary Share	$(0.38)	$(0.35)
Weighted-average number of shares outstanding – Basic and diluted (in millions)	584.6	475.7
Other Financial data (in $m):
Adjusted EBITDA(1)	82.4	13.1

	30 June	31 December
	2010	2009

Balance Sheet Data (in $m):
Cash and cash equivalents	883.2	836.5
Restricted cash and cash equivalents – current and non-current	28.5	31.7
Available-for-sale investments – current	2.6	7.1
Total assets	2,307.0	2,321.3
Long-term debt	1,511.2	1,508.6
Total shareholders’ equity	302.6	514.4

(1)	Refer to page 12 for reconciliation of Adjusted EBITDA to net loss and our reasons for presenting this non-GAAP measure.

Principal Risks and Uncertainties

During the first half of 2010, we reported an operating loss of $177.3 million on total revenues of $423.5 million, and after a settlement provision charge of $206.3 million.

We are encouraged by the continued operating progress made in the first half of 2010. Revenues grew by 10% which, coupled with a decrease of 16% in combined SG&A and R&D expenses (excluding other charges), resulted in a six-fold increase in Adjusted EBITDA to $82.4 million.

Our operating performance in the second half of 2010 is subject to risks and uncertainties. These include, but are not limited to, the following principal items:

•	In respect of Tysabri, at the end of June 2010, approximately 52,700 patients were on therapy worldwide, including approximately 26,200 commercial patients in the United States and approximately 26,000 commercial patients in the ROW, representing an increase of 22% over the 43,300 patients who were on therapy at the end of June 2009. While we expect sales of Tysabri to continue to grow in the second half of 2010, the potential of Tysabri may be severely constrained by increases in the incidence of serious adverse events (including deaths) associated with Tysabri (in particular, if there are increases in the incidence rate for cases of progressive multifocal leukoencephalopathy (PML)) or by competition from existing or new therapies (in particular, oral therapies filed for U.S. and European approvals);

•	We have reached an agreement in principle with respect to the U.S. Department of Justice’s investigation of our sales and marketing practices with respect to Zonegran, a product we divested in 2004. If this agreement in principle is finalised, we expect to pay $203.5 million as part of a comprehensive settlement of all U.S. federal and related state Medicaid claims. We have established a provision of $206.3 million, in the first half of 2010, for this expected settlement and related expenses. In addition, we expect to plead guilty to a misdemeanour violation of the U.S. FD&C Act and to enter into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services. While we expect to negotiate and enter into final Settlement and Corporate Integrity Agreements; there can be no assurance as to when or if any settlement will be finalised or, if a settlement is finalised, what the final terms of the settlement will be. This proposed resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties;

•	The Phase 2 clinical trial results of ELND005, which we are developing with Transition Therapeutics, Inc. (Transition), failed to achieve statistical significance in the primary endpoints; however, ELND005 did achieve targeted levels in cerebrospinal fluid, had an acceptable safety profile in the 250mg dose group and appeared to show some evidence of having a biological effect. Elan and Transition intend to move ELND005 into Phase 3 clinical trials and to work together to systematically explore all strategic, operational, and global options for the asset. There can be no assurance that ELND005 will successfully complete Phase 3 clinical trials or that the companies will be able to successfully complete their strategic exploration process for this asset;

•	The EDT business unit generated revenues of $132.4 million in the first half of 2010. Some of the products from which we derive manufacturing or royalty revenues are under patent challenge by potential generic competitors. We and our clients defend our intellectual property rights vigorously. If some or all of these patent challenges were to be successful, then our manufacturing revenue and royalties would be materially and adversely affected;

•	Whether the launch of Ampyra (marketed by Acorda), from which we derive manufacturing and royalty revenue, proves successful. Manufacturing and royalty revenue recorded for Ampyra in the first half of 2010 of $20.8 million principally reflects shipments to Acorda in the first quarter of 2010 to satisfy Acorda’s initial stocking requirements for the U.S. launch of the product as well as build-up of safety stock supply. U.S. Ampyra revenues for the remainder of the year are expected to be based only on ongoing restocking and supply needs; and

•	Johnson & Johnson is our largest shareholder with an 18.4% interest in our outstanding Ordinary Shares and is in control of our remaining interest in the AIP. Johnson & Johnson’s interest in Elan and the AIP may discourage others from seeking to work with or acquire us.

Additionally, the pharmaceutical industry is highly competitive and subject to significant and changing regulation by international, national, state and local government entities; thus we face a number of other risks and uncertainties, which are discussed in more detail in our 2009 Annual Report.

Results of Operations for the Six Months Ended 30 June 2010

			%
			Increase/
	2010	2009	(Decrease)
	$m	$m

Product revenue	414.4	372.1	11%
Contract revenue	9.1	12.5	(27)%

Total revenue	423.5	384.6	10%
Cost of sales	164.0	178.7	(8)%

Gross profit	259.5	205.9	26%
Selling, general and administrative expenses	100.0	119.4	(16)%
Research and development expenses	130.5	171.6	(24)%
Settlement provision charge	206.3	—	100%
Gain on legal settlement	—	(18.0)	(100)%

Operating loss	(177.3)	(67.1)	164%
Interest expense	60.7	71.4	(15)%
Interest income	(1.5)	(0.6)	150%
Investment gains	(13.9)	—	100%

Net interest and investment gains and losses	45.3	70.8	(36)%

Loss before tax	(222.6)	(137.9)	61%
Income tax (benefit)/expense	(2.8)	27.4	(110)%

Net loss for the period	(219.8)	(165.3)	33%

Total Revenue

Total revenue for the first half of 2010 increased 10% to $423.5 million from $384.6 million in the same period of 2009. Total revenue from our BioNeurology business increased by 18%, while total revenue from our EDT business decreased by 4%. Total revenue is analysed further between revenue from the BioNeurology and EDT business units.

	Six Months Ended
	30 June
	2010	2009
	$m	$m

Revenue from the BioNeurology business	291.1	246.0
Revenue from the EDT business	132.4	138.6

Total revenue	423.5	384.6

Revenue from the BioNeurology Business

Total revenue from our BioNeurology business increased 18% to $291.1 million in the first half of 2010 from $246.0 million in the same period of 2009. The increase was driven by growth in Tysabri sales.

	Six Months Ended
	30 June
	2010	2009
	$m	$m

Tysabri	250.3	191.0
Azactam	27.4	37.7
Prialt	6.2	8.7
Maxipime®	5.4	7.6
Royalties	0.8	1.0

Total product revenue	290.1	246.0
Contract revenue	1.0	—

Total revenue from the BioNeurology business	291.1	246.0

Tysabri

The Tysabri collaboration is a jointly controlled operation in accordance with International Accounting Standards (IAS) 31, “Financial Reporting of Interests in Joint Ventures”, (IAS 31). A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses on these sales. Accordingly, we recognised product revenue from Tysabri in the first half of 2010 and 2009 because the Tysabri collaboration incurred an operating profit during these periods. Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri for MS, which we market in collaboration with Biogen Idec, were as follows:

	Six Months Ended
	30 June
	2010	2009
	$m	$m

United States	280.1	240.4
Rest of World	309.3	240.9

Total Tysabri in-market net sales	589.4	481.3

Tysabri in-market net sales increased 22% to $589.4 million in the first half of 2010 from $481.3 million in the same period of 2009. The increase reflects the growth in patient demand across global markets.

The Tysabri revenue of $250.3 million in the first half of 2010 (2009: $191.0 million) was calculated as follows:

	Six Months Ended
	30 June
	2010	2009
	$m	$m

Tysabri in-market sales	589.4	481.3
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(283.1)	(267.1)

Tysabri collaboration operating profit	306.3	214.2

Elan’s 50% share of Tysabri collaboration operating profit	153.2	107.1
Elan’s directly-incurred costs (cost of sales and SG&A expenses)	97.1	83.9

Net Tysabri revenue	250.3	191.0

Other BioNeurology Products

Azactam revenue decreased 27% to $27.4 million for the first half of 2010, compared to $37.7 million for the same period of 2009. We ceased distributing Azactam as of 31 March 2010 and will not earn any future revenues from this product.

On 4 March 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur Pharma International Limited. This transaction subsequently closed on 5 May 2010. As a result, Prialt revenue decreased 29% to $6.2 million for the first half of 2010, compared to $8.7 million for the same period of 2009. We recorded a net loss of $0.8 million arising from the Prialt divestment in the first half of 2010.

Maxipime revenue decreased 29% to $5.4 million for the first half of 2010 from $7.6 million for the first half of 2010. The decrease was principally due to generic competition. We will cease distributing Maxipime as of 30 September 2010.

Revenue from the EDT Business

Revenue from the EDT business unit decreased to $132.4 million in the first half of 2010 from $138.6 million in the first half of 2009.

	Six Months Ended
	30 June
	2010	2009
	$m	$m

TriCor 145	25.0	30.0
Ampyra	20.8	—
Focalin® XR/Ritalin® LA	16.6	17.6
Verelan®	11.9	10.8
Naprelan	7.8	5.9
Skelaxin	5.2	15.6
Other	37.0	46.2

Total product revenue — manufacturing revenue and royalties	124.3	126.1
Contract revenue	8.1	12.5

Total revenue from the EDT business	132.4	138.6

Manufacturing revenue and royalties comprise revenue earned from products we manufacture for clients and royalties earned principally on sales by clients of products that incorporate our technologies.

In January 2010, the FDA approved Ampyra as a treatment to improve walking ability in patients with MS; this was demonstrated by an improvement in walking speed. The product was subsequently launched in the United States in March 2010. Ampyra, which is globally licensed to Acorda, is marketed and distributed in the United States by Acorda and will be marketed and distributed outside the United States by Biogen Idec, Acorda’s sub-licensee, where it is called Fampridine-PR. EDT manufactures supplies of Ampyra for the global market at its Athlone, Ireland facility, under a supply agreement with Acorda.

Manufacturing and royalty revenue recorded for Ampyra in the first half of 2010 of $20.8 million principally reflects shipments to Acorda in the first quarter of 2010 to satisfy Acorda’s initial stocking requirements for the U.S. launch of the product as well as build-up of safety stock supply. We record revenue upon shipment of Ampyra to Acorda as this revenue is not contingent upon ultimate sale of the shipped product by Acorda or its customers. U.S. Ampyra revenues for the remainder of the year are expected to be based only on ongoing restocking and supply needs.

Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. However, if these challenges are successful, our manufacturing revenue and royalties will be materially and adversely affected. As a result of the approval and launch of generic forms of Skelaxin in April 2010, EDT’s royalty revenues from this product have significantly declined.

Contract Revenue

Contract revenue decreased 35% to $8.1 million in the first half of 2010 from $12.5 million for the same period in 2009. Revenue in the first half of 2009 included a license fee of $7.7 million from Acorda as a result of Acorda entering into an agreement with Biogen Idec to develop and commercialise Fampridine-PR in all territories outside the United States.

Other Charges Reconciliation

The following table shows a reconciliation of operating loss before other charges to operating loss:

	Six Months Ended 30 June 2010			Six Months Ended 30 June 2009
	Before			Before
	Other	Other		Other	Other
	Charges	Charges	IFRS	Charges	Charges	IFRS
	$m	$m	$m	$m	$m	$m

Product revenue	414.4	—	414.4	372.1	—	372.1
Contract revenue	9.1	—	9.1	12.5	—	12.5

Total revenue	423.5	—	423.5	384.6	—	384.6
Cost of sales	163.3	0.7	164.0	157.8	20.9	178.7

Gross profit	260.2	(0.7)	259.5	226.8	(20.9)	205.9
Selling, general and administrative expenses	96.5	3.5	100.0	109.9	9.5	119.4
Research and development expenses	130.4	0.1	130.5	161.4	10.2	171.6
Settlement provision charge	206.3	—	206.3	—	—	—
Gain on legal settlement	—	—	—	(18.0)	—	(18.0)

Operating loss	(173.0)	(4.3)	(177.3)	(26.5)	(40.6)	(67.1)

Cost of Sales

Total cost of sales decreased to $164.0 million for the first half of 2010 from $178.7 million in the first half of 2009. Included within cost of sales were other charges of $0.7 million (2009: $20.9 million), as described in Note 5 to the half-year financial statements. Excluding other charges, the gross margin as a percentage of revenue was 61% for the first half of 2010 (2009: 59%).

Included within total cost of sales is $88.4 million of directly incurred collaboration cost of sales expenses related to Tysabri in the first half of 2010 (2009: $74.3 million), resulting in a reported Tysabri gross margin of 65% in the first half of 2010 (2009: 61%). The reported Tysabri gross margin is impacted by the profit sharing and operational arrangements in place with Biogen Idec.

Selling, General and Administrative Expenses

Total SG&A expenses were $100.0 million in the first half of 2010, compared to $119.4 million in the same period of 2009. Included within SG&A expenses were other charges of $3.5 million (2009: $9.5 million), as described in Note 5 to the half-year financial statements. Excluding other charges, SG&A expenses decreased 12% to $96.5 million in the first half of 2010 from $109.9 million in the first half of 2009. The decrease principally reflects lower headcount from the reduction of support activities in 2009, reduced sales and marketing costs and amortisation expense related to Prialt, along with continued cost control.

Research and Development Expenses

Total R&D expenses were $130.5 million in the first half of 2010, compared to $171.6 million in the same period of 2009. Included within R&D expenses were other charges of $0.1 million (2009: $10.2 million), as described further in Note 5 to the half-year financial statements. Excluding other charges, R&D expenses decreased 19% to $130.4 million in the first half of 2010, compared to $161.4 million in the first half of 2009. The decrease was primarily due to the cost savings as a result of the transfer of AIP to Janssen AI in the second half of 2009. R&D expenses incurred in relation to AIP in the first half of 2009 were $57.0 million. Excluding AIP and other charges, R&D expenses increased by $26.0 million (25%) in the first half of 2010, from $104.4 million in the same period in 2009, principally reflecting increased investment in R&D initiatives related to Tysabri.

Settlement Provision Charge

On 15 July 2010, we announced that we reached an agreement in principle with the U.S. Attorney’s Office for the District of Massachusetts with respect to the previously disclosed U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, which we divested in 2004. If the agreement in principle is finalised, we expect to pay $203.5 million as part of a comprehensive settlement for all U.S. federal and related state Medicaid claims and $203.5 million has been placed into an escrow account to cover the proposed settlement amount. We have established a provision of $206.3 million, in the first half of 2010, for this expected settlement and related costs. As part of this agreement in principle, Elan Pharmaceuticals, Inc., a U.S. subsidiary of Elan Corporation, plc, expects to plead guilty to a misdemeanour violation of the U.S. FD&C Act and to enter into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services. While we expect to negotiate and enter into final settlement and Corporate Integrity Agreements, there can be no assurance as to when or if any settlement will be finalised or, if a settlement is finalised, what the final terms of the settlement will be. Additionally, the proposed resolution of the Zonegran investigation could give rise to other litigation by state government entities or private parties.

Gain on Legal Settlement

The gain on legal settlement of $18.0 million for the first half of 2009 relates to an agreement with. Watson to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that Elan’s patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed Elan’s patent.

Other Charges

For the first half of 2010, included within cost of sales, SG&A expenses, and R&D expenses were total other charges of $4.3 million (2009: $40.6 million). For further discussion of these other charges, refer to Note 5 to the half-year financial statements.

Net Interest and Investment Gains and Losses

Net interest and investment gains and losses amounted to a net expense of $45.3 million for the first half of 2010, compared to a net expense of $70.8 million for the same period of 2009. The interest expense in the first half of 2010 decreased to $60.7 million compared to $71.4 million in the first half of 2009, primarily due to lower interest expense following the Johnson & Johnson and debt refinancing transactions in the second half of 2009. We recorded net investment gains of $13.9 million in the first half of 2010 (2009: $Nil), including a gain of $7.9 million related to a recovery realised on a previously impaired investment in auction rate securities and gains on disposal of investment securities of $4.8 million.

Taxation

The income tax benefit was $2.8 million in the first half of 2010, compared to a $27.4 million expense in the first half of 2009. The tax benefit for the first half of 2010 reflects changes to U.S. net income, in addition to one-off tax benefits, recorded during the period. The tax benefit in the first half of 2010 includes a deferred tax benefit of $4.2 million (2009: $24.3 million expense) as a result of one-off tax benefits, partially offset by deferred tax expense related to the deferred tax asset (DTA) recognised in 2008, as the underlying loss carryforwards and other DTAs are utilised to shelter taxable income in the United States.

Reconciliation of Net Loss to Adjusted EBITDA — Non-GAAP Financial Information

	Six Months Ended
	30 June
	2010	2009
	$m	$m

Net loss	(219.8)	(165.3)
Adjustments:
Interest expense	60.7	71.4
Interest income	(1.5)	(0.6)
Income tax (benefit)/expense	(2.8)	27.4
Depreciation and amortisation	32.2	38.8
Amortised fees, net	(0.4)	(0.5)

EBITDA	(131.6)	(28.8)
Share-based compensation expense(1)	17.3	19.3
Settlement provision charge	206.3	—
Gain on legal settlement	—	(18.0)
Other charges	4.3	40.6
Investment gains	(13.9)	—

Adjusted EBITDA	82.4	13.1

(1)	Share-based compensation expense excludes a $0.2 million credit included in other charges in the first half of 2010 (2009: $1.7 million charge).

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation) and Adjusted EBITDA are non-GAAP measures of operating results. Elan’s management uses these measures to evaluate our operating performance and they are among the factors considered as a basis for our planning and forecasting for future periods. We believe that EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, settlement provision charge, gain on legal settlements, other charges and investment gains. EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with IFRS. Reconciliations of EBITDA and Adjusted EBITDA to net loss are set out in the table above.

In the first half of 2010, we reported Adjusted EBITDA of $82.4 million, compared to Adjusted EBITDA of $13.1 million in the first half of 2009. The improvement reflects the 10% increase in revenue, improved operating margins and a 16% reduction in combined SG&A and R&D expenses, excluding other charges.

Liquid Resources and Shareholders’ Equity

Our liquid resources and shareholders’ equity were as follows:

	30 June	31 December	% Increase/
	2010	2009	(Decrease)
	$m	$m

Cash and cash equivalents	883.2	836.5	6%
Restricted cash and cash equivalents — current	13.6	16.8	(19)%
Available-for-sale investments — current	2.6	7.1	(63)%

Total liquid resources	899.4	860.4	5%

Shareholders’ equity	302.6	514.4	(41)%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 30 June 2010 consisted of cash and cash equivalents of $883.2 million, which excludes current restricted cash and cash equivalents of $13.6 million and current available-for-sale investments of $2.6 million. Cash and cash equivalents primarily consist of bank deposits and holdings in U.S. Treasuries funds.

At 30 June 2010, our shareholders’ equity was $302.6 million, compared to $514.4 million at 31 December 2009. The movement is primarily due to the net loss of $219.8 million incurred in the first half of 2010. The net loss in the first half of 2010 included a settlement provision charge of $206.3 million.

Cash Flows Summary

	Six Months Ended
	30 June
	2010	2009
	$m	$m

Net cash provided by/(used in) operating activities	46.1	(95.3)
Net cash provided by/(used in) investing activities	0.1	(62.8)
Net cash provided by financing activities	0.8	1.4
Effect of foreign exchange rate changes on cash	(0.3)	(0.2)

Net increase/(decrease) in cash and cash equivalents	46.7	(156.9)
Cash and cash equivalents at beginning of period	836.5	375.3

Cash and cash equivalents at end of period	883.2	218.4

Operating Activities

The components of net cash used in operating activities were as follows:

	Six Months Ended
	30 June
	2010	2009
	$m	$m

Adjusted EBITDA	82.4	13.1
Net interest and tax	(56.8)	(71.0)
Settlement provision charge	(206.3)	—
Other charges	(3.7)	(4.7)
Working capital decrease/(increase)	230.5	(32.7)

Net cash provided by/(used in) operating activities	46.1	(95.3)

Net cash provided by operating activities was $46.1 million in the first half of 2010 (2009: net cash used $95.3 million).

The improvement in Adjusted EBITDA to $82.4 million for the first half of 2010 from $13.1 million in the same period in 2009 is discussed on page 12.

Net interest and tax of $56.8 million in the first half of 2010, was primarily comprised of debt interest expense and was lower than the $71.0 million incurred in the first half of 2009, as further discussed on page 12. The settlement provision charge of $206.3 million in the first half of 2010 is discussed in Note 6 to the half-year financial statements. The other charges of $3.7 million in the first half of 2010 (adjusted to exclude net non-cash other charges of $0.6 million) was primarily comprised of severance and restructuring charges. The other charges of $4.7 million in the first half of 2009 (adjusted to exclude non-cash other charges of $17.9 million) was comprised of $22.7 million of severance and restructuring charges, partially offset by $18.0 million received from Watson relating to a Settlement Agreement and Release to settle litigation with respect to Watson’s marketing of a generic version of Naprelan.

The working capital decrease of $230.5 million in the first half of 2010 was primarily driven by inclusion of the settlement provision discussed in Note 6 to the half-year financial statements. Excluding this settlement provision, the underlying decrease of $24.2 million was primarily due to the reduction in revenues from Azactam and Skelaxin following the launch of generic competitors during the first half of 2010, offset by increased revenues from Tysabri. The working capital increase of $32.7 million in the first half of 2009 was primarily driven by increased revenues along with the timing of royalty and other payments.

Investing Activities

Net cash provided by investing activities was $0.1 million in the first half of 2010. The primary components of cash provided by investing activities were capital expenditures of $23.8 million offset by investment and business disposal proceeds of $21.0 million.

Net cash used in investing activities was $62.8 million in the first half of 2009. The primary components of cash used in investing activities were capital expenditures of $83.9 million offset by proceeds of $10.6 million from the disposal of available-for-sale investments. Included within capital expenditures was a $50.0 million optional payment made to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $1.1 billion.

Financing Activities

Net cash provided by financing activities totaled $0.8 million in the first half of 2010 (2009: $1.4 million), primarily reflecting the net proceeds from employee stock issuances.

Debt Facilities

At 30 June 2010, we had outstanding debt of $1,540.0 million in aggregate principal amount (excluding unamortised financing costs and original issue discount), which consisted of the following:

$m

Floating Rate Notes due 2011	300.0
8.875% Notes due 2013	465.0
Floating Rate Notes due 2013	150.0
8.75% Notes due 2016	625.0

Total debt	1,540.0

Under the terms of our debt covenants, we are required to either reinvest $235.0 million of the proceeds received from the 17 September 2009 transaction with Johnson & Johnson within twelve months of that date, or if not reinvested, make a pro-rata offer to repurchase a portion of our debt at par. As of 30 June 2010, $192.0 million of the $235.0 million proceeds had not been reinvested.

During the first half of 2010, as at 30 June 2010, and as of the date of filing of this Half-Year Financial Report, we were not in violation of any of our debt covenants. For additional information regarding our outstanding debt, please refer to Note 15 to the half-year financial statements.

Related Party Transactions

We have related party relationships with our subsidiaries, directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not presented in accordance with IAS 24, “Related Party Disclosures” (IAS 24).

Except as noted below, there were no related party transactions that have taken place in the six months ended 30 June 2010 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2009 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Transactions with Directors

On 3 June 2010, Elan announced that its Board and Mr. Kelly Martin, Chief Executive Officer, have agreed to transition his employment contract from an open-ended agreement to a fixed term agreement. Under this agreement, Mr. Martin has committed to remain in his current roles as Chief Executive Officer and Director of the Company through 1 May 2012. It is envisioned that upon the completion of this fixed term Mr. Martin will then serve the Board as Executive Adviser through 31 January 2013. This amendment provides that: (i) Mr. Martin’s base salary is increased from $800,000 to $1,000,000 per year effective 1 June 2010, (ii) when Mr. Martin moves to the role of Executive Adviser, his base salary will be reduced to $750,000 per year, he will not be eligible for a bonus and he will resign from the Board, and (iii) should Mr. Martin’s employment be involuntarily terminated, or should he resign for good reason, or should the amended agreement expire prior to 31 January 2013, then his stock options shall remain exercisable until 31 January 2015 or, if earlier, ten years from the applicable date of grant, and, in any such event or upon the expected expiry of the amended agreement, the severance provisions of his 2005 Employment Agreement will apply.

Directors

The names and functions of the directors are shown on pages 75 to 77 of our 2009 Annual Report. On 19 April 2010, the Company announced that Kyran McLaughlin, the Chairman of the Board has informed the Board of his intention to retire as Chairman. The Board has authorised a search for a new Chairman. Mr. McLaughlin will continue to serve as Chairman until a successor is appointed. On 17 April 2010, Bill Rohn retired from the Board.

Events After the Balance Sheet Date

ELND005

On 9 August 2010, Elan and Transition announced the results of a Phase 2 placebo-controlled study in 351 patients with mild to moderate Alzheimer’s disease who received study drug for up to 18 months (Study AD201). Study subjects with mini-mental state exam (MMSE) scores between 16 and 26 received ELND005 oral doses of 250mg, 1000mg or 2000mg twice daily or matching placebo. The study’s cognitive (neuropsychological test battery (NTB)) and functional (Alzheimer’s Disease Cooperative Study-Activities of Daily Living (ADCS-ADL)) co-primary endpoints did not achieve statistical significance.

The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF), in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF, and showed some effects on clinical endpoints in an exploratory analysis. After reviewing the final safety data with the study’s independent safety monitoring committee (ISMC), we concluded that the 250mg twice daily dose has acceptable safety and tolerability. Elan and Transition intend to share all of the Phase 2 data in a peer-reviewed publication.

The two high dose groups were electively discontinued by the companies in December 2009 due to an observed imbalance of serious adverse events, including deaths; no causal relationship between the drug and these events could be determined. After discontinuation of the two high dose groups the final analysis was based on subjects who received either 250mg twice daily or placebo for up to 18 months.

Based on the preponderance of evidence from both biomarker and clinical data, and after extensive discussions with experts in the field, Elan and Transition intend to advance ELND005 into Phase 3 development. Specifics of the Phase 3 study design will be finalised after receiving input and concurrence from regulatory authorities.

Elan and Transition have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximising the value of this innovative potential therapeutic. No timetable for completing the exploration has been set. No further disclosure is intended until its completion.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR INCOME STATEMENT

For the Six Months Ended 30 June

	Notes	2010	2009
		$m	$m

Product revenue	3	414.4	372.1
Contract revenue	3	9.1	12.5

Total revenue		423.5	384.6
Cost of sales	5	164.0	178.7

Gross profit		259.5	205.9
Selling, general and administrative expenses	5	100.0	119.4
Research and development expenses	5	130.5	171.6
Settlement provision charge	6	206.3	—
Gain on legal settlement	7	—	(18.0)

Operating loss		(177.3)	(67.1)
Interest expense	8	60.7	71.4
Interest income	8	(1.5)	(0.6)
Investment gains	8	(13.9)	—

Net interest and investment gains and losses		45.3	70.8

Loss before tax		(222.6)	(137.9)
Income tax (benefit)/expense	9	(2.8)	27.4

Net loss		(219.8)	(165.3)

Basic and diluted loss per ordinary share:
Net loss	11	$(0.38)	$(0.35)
Weighted-average shares outstanding (in millions)		584.6	475.7

The net losses for the six months ended 30 June 2010 and 30 June 2009 are wholly attributable to the owners of the Parent Company. The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR STATEMENT OF
COMPREHENSIVE INCOME

For the Six Months Ended 30 June

	2010	2009
	$m	$m

Net loss	(219.8)	(165.3)
Other comprehensive income/(loss):
Foreign currency translation	(0.2)	(0.1)
Net gain on available-for-sale investments	2.2	1.6
Net gain on available-for-sale investments transferred to the income statement	(4.8)	—

Other comprehensive income/(loss) for the period	(2.8)	1.5

Total comprehensive loss for the period	(222.6)	(163.8)

The total comprehensive losses for the six months ended 30 June 2010 and 30 June 2009 are wholly attributable to the owners of the Parent Company. The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR BALANCE SHEET

		30 June	31 December
	Notes	2010	2009(1)
		$m	$m

Non-Current Assets
Goodwill and other intangible assets	12	235.7	263.3
Property, plant and equipment		297.9	292.8
Investment in associate	13	235.0	235.0
Available-for-sale investments		9.3	9.5
Deferred tax asset	9	341.2	344.1
Restricted cash		14.9	14.9
Other non-current assets		31.8	23.4

Total Non-Current Assets		1,165.8	1,183.0

Current Assets
Inventory	14	36.1	53.5
Accounts receivable		177.1	192.4
Other current assets		25.8	29.0
Income tax prepayment		2.8	3.0
Available-for-sale investments		2.6	7.1
Restricted cash		13.6	16.8
Cash and cash equivalents		883.2	836.5

Total Current Assets		1,141.2	1,138.3

Total Assets		2,307.0	2,321.3

Non-Current Liabilities
Long-term debt	15	1,511.2	1,508.6
Other liabilities	16	38.8	35.2
Income tax payable		13.2	12.6

Total Non-Current Liabilities		1,563.2	1,556.4

Current Liabilities
Accounts payable		35.9	52.4
Accrued and other liabilities	16	198.2	196.5
Provisions	17	206.9	0.6
Income tax payable		0.2	1.0

Total Current Liabilities		441.2	250.5

Total Liabilities		2,004.4	1,806.9

Shareholders’ Equity
Share capital		35.8	35.8
Share premium		7,086.4	7,085.6
Share-based compensation reserve		230.6	237.2
Foreign currency translation reserve		(11.3)	(11.1)
Available-for-sale investment reserve		2.5	5.1
Retained loss		(7,041.4)	(6,838.2)

Total Shareholders’ Equity		302.6	514.4

Total Shareholders’ Equity and Liabilities		2,307.0	2,321.3

(1)	Amounts as at 31 December 2009 are derived from the 31 December 2009 audited financial statements.

The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR STATEMENT OF CASH FLOWS

	Six Months
	Ended 30 June
	2010	2009
	$m	$m

Net loss	(219.8)	(165.3)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation	32.2	38.8
Gain on auction rate securities recovery	(7.9)	—
Gain on disposal of investments	(4.8)	—
Impairment of property, plant and equipment	—	15.4
Share-based compensation expense	17.1	21.0
Net loss on divestment of business	0.8	—
Debt interest expense	60.2	68.7
Interest income	(0.5)	(0.4)
Investment interest income	—	(0.2)
Income tax (benefit)/expense	(2.8)	27.4
Other	(3.0)	0.5

	(128.5)	5.9
Decrease/(increase) in accounts receivable	15.3	(23.0)
Decrease/(increase) in prepayments and other current assets	3.0	(17.0)
Decrease/(increase) in inventory	17.2	(7.6)
Increase in accounts payable and accrued and other liabilities	199.6	15.3

Cash provided by/(used in) operating activities	106.6	(26.4)
Interest received	0.7	0.4
Interest paid	(59.7)	(66.6)
Income taxes paid	(1.5)	(2.7)

Net cash provided by/(used in) operating activities	46.1	(95.3)

Investing activities
Decrease in restricted cash and cash equivalents	3.2	3.5
Proceeds from disposal of property, plant and equipment	—	7.3
Purchases of property, plant and equipment	(22.4)	(32.1)
Purchases of intangible and other non-current assets	(1.4)	(51.8)
Purchase of investments	(0.3)	(0.3)
Proceeds from auction rate securities recovery	7.9	—
Proceeds from disposal of non-current available-for-sale investments	0.1	—
Proceeds from disposal of current available-for-sale investments	8.3	10.6
Net proceeds from divestment of business	4.7	—

Net cash provided by/(used in) investing activities	0.1	(62.8)

Financing activities
Proceeds from issue of share capital	0.8	1.6
Repayment of loans and finance lease obligations	—	(0.2)

Net cash provided by financing activities	0.8	1.4

Effect of foreign exchange rate changes	(0.3)	(0.2)

Net increase/(decrease) in cash and cash equivalents	46.7	(156.9)

Cash and cash equivalents at the beginning of period	836.5	375.3

Cash and cash equivalents at the end of the period	883.2	218.4

The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR STATEMENT OF CHANGES IN
SHAREHOLDERS’ EQUITY/(DEFICIT)

						Available-
				Share-Based	Foreign	for-sale
	Number	Share	Share	Compensation	Currency	Investment	Retained	Total
	of Shares	Capital	Premium	Reserve	Translation	Reserve	Loss	Amount
	m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 January 2009	474.7	27.6	6,221.8	239.0	(11.0)	2.1	(6,702.9)	(223.4)
Net loss	—	—	—	—	—	—	(165.3)	(165.3)
Other comprehensive income/(loss):
Foreign currency translation	—	—	—	—	(0.1)	—	—	(0.1)
Available-for-sale investments	—	—	—	—	—	1.6	—	1.6

Total other comprehensive income								1.5

Total comprehensive income								(163.8)

Issue of share capital, net of issue costs	1.2	0.2	1.4	—	—	—	—	1.6
Share-based compensation cost	—	—	—	21.0	—	—	—	21.0
Share-based compensation-deferred tax	—	—	—	(5.9)	—	—	—	(5.9)
Transfer of exercised and expired share-based awards	—	—	—	(21.6)	—	—	21.6	—

Balance at 30 June 2009	475.9	27.8	6,223.2	232.5	(11.1)	3.7	(6,846.6)	(370.5)

Net income	—	—	—	—	—	—	3.0	3.0
Other comprehensive income/(loss):
Available-for-sale investments	—	—	—	—	—	1.4	—	1.4

Total other comprehensive income								1.4

Total comprehensive income								4.4

Issue of share capital, net of issue costs	108.0	8.0	862.4	—	—	—	—	870.4
Share-based compensation cost	—	—	—	10.8	—	—	—	10.8
Share-based compensation — deferred tax	—	—	—	(0.7)	—	—	—	(0.7)
Transfer of exercised and expired share-based awards	—	—	—	(5.4)	—	—	5.4	—

Balance at 31 December 2009	583.9	35.8	7,085.6	237.2	(11.1)	5.1	(6,838.2)	514.4

Net loss	—	—	—	—	—	—	(219.8)	(219.8)
Other comprehensive income/(loss):
Foreign currency translation	—	—	—	—	(0.2)	—	—	(0.2)
Available-for-sale investments	—	—	—	—	—	(2.6)	—	(2.6)

Total other comprehensive loss								(2.8)

Total comprehensive income								(222.6)

Issue of share capital, net of issue costs	0.9	—	0.8	—	—	—	—	0.8
Share-based compensation cost	—	—	—	17.1	—	—	—	17.1
Share-based compensation — deferred tax	—	—	—	(7.1)	—	—	—	(7.1)
Transfer of exercised and expired share-based awards	—	—	—	(16.6)	—	—	16.6	—

Balance at 30 June 2010	584.8	35.8	7,086.4	230.6	(11.3)	2.5	(7,041.4)	302.6

The accompanying notes are an integral part of these unaudited condensed consolidated half-year financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED HALF-YEAR
FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

These unaudited half-year financial statements, which should be read in conjunction with our 2009 Annual Report, have been prepared by Elan Corporation, plc in accordance with IAS 34, “Interim Financial Reporting” (IAS 34), as adopted by the European Union. In addition, these half-year financial statements have been prepared in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the related Transparency rules of the Republic of Ireland’s Financial Regulator. They do not include all of the information required for full annual financial statements, and should be read in conjunction with our Consolidated Financial Statements as at and for the year ended 31 December 2009.

These half-year financial statements are presented in U.S. dollars, which is the functional currency of the parent company and the majority of the group companies. They are prepared on the historical cost basis, except for certain financial assets and derivative financial instruments, which are stated at fair value.

The half-year financial statements include the accounts of Elan and all of our subsidiary undertakings. All significant intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the half-year financial statements.

The preparation of half-year financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ materially from these estimates. In preparing these half-year financial statements, the critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Consolidated Financial Statements as at and for the year ended 31 December 2009, and described on pages 120 to 125 of the 2009 Annual Report.

The comparative figures included for the year ended 31 December 2009 do not constitute statutory financial statements of Elan within the meaning of Regulation 40 of the European Communities (Companies; Group accounts) Regulations, 1992. Statutory financial statements for the year ended 31 December 2009 have been filed with the Companies’ Office. The auditor’s report on those financial statements was unqualified and did not contain an emphasis of matter paragraph.

We have incurred significant losses during the last number of fiscal years. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report, and that it is appropriate to continue to prepare our consolidated half-year financial statements on a going concern basis.

These half-year financial statements were approved by the directors on 9 August 2010.

2	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these half-year financial statements are the same as those applied in our Consolidated Financial Statements as at and for the year ended 31 December 2009, as set out on pages 113 to 120 of the 2009 Annual Report, except for the impact of the standards described below.

The following new interpretations and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2010.

•	IFRIC 17, “Distribution of Non-Cash Assets to Owners”,

•	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items”, (effective for annual periods beginning on or after 1 July 2009).

•	Amendments to IAS 32, “Financial Instruments: Presentation: Classification of Rights Issue”.

The adoption of these amendments to standards and interpretations did not impact on our financial position or results from operations.

3	REVENUE

The composition of our revenue for the six months ended 30 June was as follows:

	Six Months Ended
	30 June
	2010	2009
	$m	$m

Revenue from the BioNeurology business	291.1	246.0
Revenue from the EDT business	132.4	138.6

Total revenue	423.5	384.6

Revenue from the BioNeurology business can be further analysed as follows:

	Six Months Ended 30 June
	2010	2009
	$m	$m

BioNeurology:
Tysabri	250.3	191.0
Azactam	27.4	37.7
Prialt	6.2	8.7
Maxipime	5.4	7.6
Royalties	0.8	1.0

Total product revenue	290.1	246.0
Contract revenue	1.0	—

Total revenue from the BioNeurology business	291.1	246.0

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses on these sales. Accordingly, we recognised product revenue from Tysabri in the first half of 2010 and 2009 because the Tysabri collaboration incurred an operating profit during these periods. Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri were as follows:

	Six Months Ended
	30 June
	2010	2009
	$m	$m

United States	280.1	240.4
Rest of World	309.3	240.9

Total Tysabri in-market net sales	589.4	481.3

For the first half of 2010, we recorded net Tysabri revenue of $250.3 million which was calculated as follows:

	Six Months Ended
	30 June 2010
	U.S.	ROW	Total
	$m	$m	$m

Tysabri in-market sales	280.1	309.3	589.4
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(138.7)	(144.4)	(283.1)

Tysabri collaboration operating profit	141.4	164.9	306.3

Elan’s 50% share of Tysabri collaboration operating profit	70.7	82.5	153.2
Elan’s directly incurred costs (cost of sales and SG&A expenses)	53.5	43.6	97.1

Net Tysabri revenue	124.2	126.1	250.3

For the first half of 2009, we recorded net Tysabri revenue of $191.0 million, which was calculated as follows:

	Six Months Ended
	30 June 2009
	U.S.	ROW	Total
	$m	$m	$m

Tysabri in-market sales	240.4	240.9	481.3
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(138.5)	(128.6)	(267.1)

Tysabri collaboration operating profit	101.9	112.3	214.2

Elan’s 50% share of Tysabri collaboration operating profit	51.0	56.1	107.1
Elan’s directly incurred costs (cost of sales and SG&A expenses)	48.0	35.9	83.9

Net Tysabri revenue	99.0	92.0	191.0

Revenue from the EDT business can be further analysed as follows:

	Six Months Ended
	30 June
	2010	2009
	$m	$m

TriCor 145	25.0	30.0
Ampyra	20.8	—
Focalin XR/RitalinLA	16.6	17.6
Verelan	11.9	10.8
Naprelan	7.8	5.9
Skelaxin	5.2	15.6
Other	37.0	46.2

Total product revenue — manufacturing revenue and royalties	124.3	126.1
Contract revenue	8.1	12.5

Total revenue from the EDT business	132.4	138.6

4	SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer. Our business is organised into two business units: BioNeurology and EDT, and our chief executive officer reviews the business from this perspective. BioNeurology engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease and MS. EDT is an established, profitable, integrated drug delivery business unit of Elan, which has been applying its skills and knowledge in product development and drug delivery technologies to enhance the performance of dozens of drugs that have been marketed worldwide.

Segment performance is evaluated based on operating loss and Adjusted EBITDA. Interest income, interest expense, investments and income tax expense are managed on a group basis. Therefore, these items are not allocated between operating segments for the purposes of the information presented to the CODM, and are accordingly omitted from the measure of segment profit or loss and Adjusted EBITDA.

The same accounting principles used for the group as a whole are applied to segment reporting. There has been no change in the basis of segmentation or in the basis of measurement of segment profit or loss in the period. Inter-segment pricing is determined on an arm’s length basis.

	BioNeurology		EDT		Total
	Six Months Ended		Six Months Ended		Six Months Ended
	30 June		30 June		30 June
	2010	2009	2010	2009	2010	2009
	$m	$m	$m	$m	$m	$m

Segment revenue
Segment revenue	291.1	246.0	133.0	139.3	424.1	385.3
Less inter-segment sales	—	—	(0.6)	(0.7)	(0.6)	(0.7)

Total revenue from external customers	291.1	246.0	132.4	138.6	423.5	384.6
Cost of sales	105.1	119.4	58.9	59.3	164.0	178.7

Gross margin	186.0	126.6	73.5	79.3	259.5	205.9
Operating expenses:
Selling, general and administrative expenses	79.4	99.1	20.6	20.3	100.0	119.4
Research and development expenses	103.4	147.5	27.1	24.1	130.5	171.6
Settlement provision charge	206.3	—	—	—	206.3	—
Gain on legal settlement	—	(18.0)	—	—	—	(18.0)

Total operating expenses	389.1	228.6	47.7	44.4	436.8	273.0

Segment operating profit/(loss)	(203.1)	(102.0)	25.8	34.9	(177.3)	(67.1)

Segment Adjusted EBITDA	35.9	(45.9)	46.5	59.0	82.4	13.1

Reconciliation of segment results to net loss:

	BioNeurology		EDT		Total
	Six Months Ended		Six Months Ended		Six Months Ended
	30 June		30 June		30 June
	2010	2009	2010	2009	2010	2009
	$m	$m	$m	$m	$m	$m

Segment Adjusted EBITDA	35.9	(45.9)	46.5	59.0	82.4	13.1
Depreciation and amortisation	(15.9)	(21.8)	(16.3)	(17.0)	(32.2)	(38.8)
Share-based compensation expense(1)	(13.1)	(15.3)	(4.2)	(4.0)	(17.3)	(19.3)
Amortised fees	0.2	0.1	0.2	0.4	0.4	0.5
Settlement provision charge	(206.3)	—	—	—	(206.3)	—
Gain on legal settlement	—	18.0	—	—	—	18.0
Other charges	(3.9)	(37.1)	(0.4)	(3.5)	(4.3)	(40.6)

Segment operating profit/(loss)	(203.1)	(102.0)	25.8	34.9	(177.3)	(67.1)
Interest expense					(60.7)	(71.4)
Interest income					1.5	0.6
Investment gains					13.9	—
Income tax benefit/(expense)					2.8	(27.4)

Net loss					(219.8)	(165.3)

(1)	Share-based compensation expense excludes a $0.2 million credit included in other charges in the first half of 2010 (2009: $1.7 million charge).

The segment total assets for BioNeurology and EDT as at 31 December 2009 of $1,865.8 million and $455.5 million, respectively, did not materially change as at 30 June 2010, therefore this segmental disclosure has been omitted in accordance with IAS 34.

5	OTHER CHARGES

For the first half of 2010, included within cost of sales, SG&A expenses, and R&D expenses were total other charges of $4.3 million (2009: $40.6 million) consisting of the following:

2010

	Cost of
	Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Severance, restructuring and other costs	0.7	2.7	0.1	3.5
Net loss on divestment of business	—	0.8	—	0.8

Total other charges	0.7	3.5	0.1	4.3

During the first half of 2010, we incurred $3.5 million of severance and restructuring principally associated with the realignment of resources announced in 2009, as described further below.

On 4 March 2010, Elan entered into a definitive agreement to divest its Prialt assets and rights to Azur Pharma International Limited. This transaction subsequently closed on 5 May 2010. We recorded a net loss of $0.8 million arising from the Prialt divestment in the first half of 2010, which is comprised of total consideration of $14.6 million less $14.0 million carrying value of intangible assets, $0.5 million carrying value of other assets and $0.9 million in transaction costs. Total consideration comprises cash proceeds received in the first half of 2010 of $5.0 million and the present value of deferred consideration of $9.6 million. We are also entitled to receive additional performance-related milestones and royalties.

2009

	Cost of
	Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Severance, restructuring and other costs	7.8	7.2	10.2	25.2
Asset impairment charges	13.1	2.3	—	15.4

Total other charges	20.9	9.5	10.2	40.6

During the first half of 2009, we incurred severance, restructuring and asset impairment charges of $40.6 million which were principally associated with the postponement of our biologics manufacturing activities, the strategic redesign and realignment of the R&D organisation within our BioNeurology business, and reduction of related support activities. These restructuring activities resulted in a reduction in our global workforce of approximately 230 positions.

6	SETTLEMENT PROVISION CHARGE

On 15 July 2010, we announced that we reached an agreement in principle with the U.S. Attorney’s Office for the District of Massachusetts with respect to the previously disclosed U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, which we divested in 2004. If the agreement in principle is finalised, we expect to pay $203.5 million as part of a comprehensive settlement for all U.S. federal and related state Medicaid claims and $203.5 million has been placed into an escrow account to cover the proposed settlement amount. We have established a provision of $206.3 million, in the first half of 2010, for this expected settlement and related costs. As part of this agreement in principle, Elan Pharmaceuticals, Inc., a U.S. subsidiary of Elan Corporation, plc, expects to plead guilty to a misdemeanour violation of the U.S. FD&C Act and to enter into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services. While we expect to negotiate and enter into final settlement and Corporate Integrity Agreements, there can be no assurance as to when or if any settlement will be finalised or, if a settlement is finalised, what the final terms of the settlement will be. Additionally, the proposed resolution of the Zonegran investigation could give rise to other litigation by state government entities or private parties.

7  GAIN ON LEGAL SETTLEMENT

For the first half of 2009, we recorded a gain on legal settlement of $18.0 million related to a Settlement Agreement and Release entered into by Elan and Watson in March 2009 to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the Settlement Agreement and Release, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

8	NET INTEREST AND INVESTMENT GAINS AND LOSSES

	Six Months Ended
	30 June
	2010	2009
	$m	$m

Interest expense:
Interest on Floating Rate Notes due 2011	7.0	8.7
Interest on 8.875% Notes	21.3	21.2
Interest on Floating Rate Notes due 2013	3.5	4.4
Interest on 8.75% Notes	28.4	—
Interest on 7.75% Notes	—	34.4

Total debt interest expense	60.2	68.7
Net foreign exchange losses	—	2.2
Other financial charges	0.5	0.5

Interest expense	60.7	71.4

Interest income:
Interest income	(0.5)	(0.4)
Investment interest income	—	(0.2)
Net foreign exchange gains	(1.0)	—

Interest income	(1.5)	(0.6)

Investment gains:
Gain on auction rate securities recovery	(7.9)	—
Gains on disposal of investments	(4.8)	—
Derivative fair value gain	(1.2)	—

Investment gains	(13.9)	—

Net interest and investment gains and losses	45.3	70.8

9	INCOME TAX

The components of the current tax expense for the six months ended 30 June were as follows:

	Six Months Ended
	30 June
	2010	2009
	$m	$m

Current year expense	1.4	3.1
Deferred tax (benefit)/expense — origination and reversal of temporary differences	(4.2)	24.3

Total income tax (benefit)/expense	(2.8)	27.4

The income tax benefit of $2.8 million in the first half of 2010 (2009: $27.4 million expense) reflects tax at standard rates in the jurisdictions in which we operate, the availability of tax losses, foreign withholding tax and exempt income derived from Irish patents. The income tax benefit for the first half of 2010 also reflects changes to U.S. net income, in addition to one-off tax benefits, recorded during the period.

The tax benefit in the first half of 2010 includes a deferred tax benefit of $4.2 million (2009: $24.3 million expense) as a result of one-off tax benefits, partially offset by deferred tax expense related to the DTA recognised in 2008, as the underlying loss carryforwards and other DTAs are utilised to shelter taxable income in the United States.

	Balance	Recognised	Recognised	Balance
	1 January 2010	In Income	In Equity	30 June 2010
	$m	$m	$m	$m

Deferred taxation liabilities	(7.6)	—	—	(7.6)
Deferred taxation assets	351.7	4.2	(7.1)	348.8

Net deferred taxation asset	344.1	4.2	(7.1)	341.2

10	SHARE-BASED COMPENSATION

Share Options

We grant share options to certain employees, directors and consultants of Elan and our affiliates under our 2006 Long-Term Incentive Plan (2006 LTIP). The options are granted at fixed exercise prices equal to the market value of our shares on the date of grant. The terms and conditions of the share option plans and option activities are disclosed in our 2009 Annual Report. We granted approximately 2,089,000 share options on similar terms to employees of Elan and an affiliate during the first half of 2010 (2009: approximately 2,328,000 share options).

Equity-settled share-based payments made to employees have been recognised in the financial statements based on the fair value of the awards measured at the date of grant. Equity-settled share-based payments made to non-employees have been recognised in the financial statements based on the fair value of the awards measured when services are rendered. The fair value of share options is calculated using a binomial option-pricing model, and the fair value of options issued under our employee equity purchase plan, which is described further below, is calculated using the Black-Scholes option-pricing model, taking into consideration the relevant terms and conditions.

The estimated weighted-average grant date fair values of share options awarded during the first half of 2010 and 2009 were $3.90 and $5.47 per share, respectively. The fair value was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	Six Months Ended
	30 June
	2010	2009

Share price and exercise price	$7.05	$7.68
Expected volatility(1)	65.96%	95.25%
Expected life(2)	—	—
Expected dividend yield	—	—
Risk-free rate	2.09%	1.47%

(1)	The expected volatility was based on the implied volatility of traded options on our shares.

(2)	The expected life of share options granted in the first half of 2010 and 2009, as derived from the output of the binomial option-pricing model, ranged from 4.8 years to 7.5 years and 4.5 years to 7.3 years, respectively. The contractual life of the options, which is no longer than 10 years from the date of grant, is used as an input into the binomial option-pricing model.

Restricted Stock Units

We grant Restricted Stock Units (RSUs) to certain employees, directors and consultants of Elan and affiliates under our 2006 LTIP. The terms and conditions of the RSU awards are disclosed in our 2009 Annual Report. We granted approximately 2,957,000 RSUs on similar terms to certain directors and employees of Elan and an affiliate during the first half of 2010 (2009: approximately 1,725,000 RSUs). The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date, for directors and employees, and as services are rendered for non-employees. The estimated weighted-average grant date fair values of RSUs granted during the first half of 2010 and 2009 were $6.87 and $7.75 per unit, respectively.

Employee Equity Purchase Plans

As disclosed in our 2009 Annual Report, we operate an employee equity purchase plan for eligible employees in the United States. The estimated weighted-average grant date fair values of options issued under the U.S. plan during the first half of 2010 and 2009 was $2.17 and $2.10 per share, respectively. The estimated fair values were calculated using the following weighted-average inputs into the Black-Scholes option-pricing model:

	Six Months Ended
	30 June
	2010	2009

Share price	$6.52	$6.29
Exercise price	$5.54	$5.35
Expected volatility(1)	65.98%	93.83%
Expected life	6 months	3 months
Expected dividend yield	—	—
Risk-free interest rate	0.20%	0.16%

(1)	The expected volatility was based on the implied volatility of traded options on our shares.

Share based compensation expense

We recognised total compensation expense related to equity-settled share-based awards of $17.1 million during the first half of 2010 (2009: $21.0 million). The expenses have been recognised in the following line items in the condensed consolidated income statement:

	Six Months Ended 30 June
	2010	2009
	$m	$m

Cost of sales	0.9	1.1
SG&A expenses	9.6	10.1
R&D expenses(1)	6.6	9.8

Total	17.1	21.0

(1)	R&D expenses include a $0.2 million credit recorded in other charges (2009: $1.7 million charge)

Share-based compensation arose under the following share-based awards:

	Six Months Ended
	30 June
	2010	2009
	$m	$m

Share options	7.2	11.5
RSUs	9.4	8.9
Employee Equity Purchase Plans	0.5	0.6

Total	17.1	21.0

11	NET LOSS PER SHARE

Basic loss per share is computed by dividing the net loss for the period available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, RSUs and warrants on an as-if-converted basis.

The following table sets forth the computation for basic and diluted net loss per share:

	Six Months Ended
	30 June
	2010	2009

Numerator (amounts in $m):
Basic and diluted net loss	(219.8)	(165.3)
Denominator (amounts in millions):
Denominator for basic and diluted — weighted average number of Ordinary Shares outstanding	584.6	475.7

Basic and diluted earnings per share:
Basic and diluted net loss per share	$(0.38)	$(0.35)

For the first half of 2010 and 2009, there were no differences in the weighted-average number of Ordinary Shares used for basic and diluted net loss per Ordinary Share as the effect of all potential Ordinary Shares outstanding was anti-dilutive. As at 30 June 2010, there were 24.0 million (2009: 23.8 million) share options and RSUs outstanding that could potentially have a dilutive impact in the future but were anti-dilutive in the first half of 2010 and 2009.

12	GOODWILL AND OTHER INTANGIBLE ASSETS

		Acquired
	Patents,	In-Process
	Licences	Research &
	& Other	Development	Goodwill	Total
	$m	$m	$m	$m

Cost:
At 1 January 2010	905.5	361.9	45.2	1,312.6
Additions	1.4	—	—	1.4
Disposals	(93.5)	(267.9)	—	(361.4)

At 30 June 2010	813.4	94.0	45.2	952.6

Accumulated amortisation:
At 1 January 2010	(748.4)	(300.9)	—	(1,049.3)
Amortised in period	(13.1)	(1.9)	—	(15.0)
Disposals	79.5	267.9	—	347.4

At 30 June 2010	(682.0)	(34.9)	—	(716.9)

Net book value:
At 30 June 2010	131.4	59.1	45.2	235.7

At 31 December 2009	157.1	61.0	45.2	263.3

The components of the carrying value of patents, licences and acquired in-process research and development (IPR&D) were as follows.

	30 June	31 December
	2010	2009
	$m	$m

Tysabri	133.1	140.3
Verelan	4.2	8.3
Prialt	—	14.6
Other intangible assets	53.2	54.9

Total	190.5	218.1

On 4 March 2010, Elan entered into a definitive agreement to divest the Prialt assets and rights to Azur Pharma International Limited. This transaction subsequently closed on 5 May 2010. As part of the Prialt divestment, we disposed of patents, licences with a net book value of $14.0 million (cost $93.5 million less accumulated depreciation of $79.5 million) and acquired IPR&D with a net book value of $Nil (cost of $260.9 million less accumulated amortisation of $260.9 million). For additional information relating to the net loss on Prialt divestment, please refer to Note 5.

The amortisation charge for total intangible assets is recognised in the following line items of the half-year income statement:

	Six Months Ended
	30 June
	2010	2009
	$m	$m

Cost of sales	10.1	10.3
SG&A expenses	3.5	6.5
R&D expenses	1.4	4.7

Total	15.0	21.5

13	INVESTMENT IN ASSOCIATE

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Pfizer (which acquired Wyeth). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialisation of AIP. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of $500.0 million will be funded 50% each by Elan and Johnson & Johnson up to a maximum additional commitment of $200.0 million by each party. In the event that further funding is required, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the $500.0 million has been spent, Johnson & Johnson is not required to contribute the full $500.0 million.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialisation of products under the AIP collaboration. Our equity interest in Janssen AI has been recorded as an investment in an associate undertaking on the balance sheet at 30 June 2010, at a carrying value of $235.0 million (31 December 2009: $235.0 million).

As stated above, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialisation expenses by Janssen AI. Therefore, we will not bear or recognise any share of the losses of Janssen AI until the initial $500.0 million is expensed by Janssen AI, or until an AIP product reaches market and Janssen AI is in a positive operating cash flow position. Beginning from the date at which the earlier of these events has occurred, we will recognise our share of the earnings or losses in Janssen AI.

As at 30 June 2010, the remaining balance of the $500.0 million funding commitment was $363.0 million (31 December 2009: $451.0 million), which reflects the $88.0 million that was utilised in the first half of 2010.

14	INVENTORY

Our product inventory consisted of the following:

	30 June	31 December
	2010	2009
	$m	$m

Raw materials	13.0	10.9
Work-in-process	5.6	8.1
Finished goods	17.5	34.5

Total inventory	36.1	53.5

The replacement cost of inventory does not differ materially from its carrying value. The decrease in the inventory balance is principally due to lower inventory levels of Tysabri.

15	LONG-TERM DEBT

	Original	30 June	31 December
	Maturity	2010	2009
		$m	$m

Floating Rate Notes due 2011	November 2011	298.4	297.9
8.875% Notes	December 2013	459.8	459.1
Floating Rate Notes due 2013	December 2013	148.3	148.1
8.75% Notes	October 2016	604.7	603.5

Total long-term debt		1,511.2	1,508.6

Floating Rate Notes due 2011

The outstanding principal amount of the Floating Rate Notes due 2011 was $300.0 million at 30 June 2010 (31 December 2009: $300.0 million), and has been recorded net of unamortised financing costs of $1.6 million (31 December 2009: $2.1 million). These notes bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.0%.

8.875% Notes

The outstanding principal amount of the 8.875% Notes was $465.0 million at 30 June 2010 (31 December 2009: $465.0 million), and has been recorded net unamortised financing costs of $5.2 million (31 December 2009: $5.9 million).

Floating Rate Notes due 2013

The outstanding principal amount of the Floating Rate Notes due 2013 was $150.0 million at 30 June 2010 (31 December 2009: $150.0 million), and has been recorded net of unamortised financing costs of $1.7 million (31 December 2009: $1.9 million). These notes bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.125%.

8.75% Notes

The outstanding principal amount of the 8.75% Notes was $625.0 million at 30 June 2010 (31 December 2009: $625.0 million), and has been recorded net of unamortised financing costs and original issue discount of $20.3 million (31 December 2009: $21.5 million).

16	ACCRUED AND OTHER LIABILITIES

Our accrued and other liabilities at 30 June 2010 and 31 December 2009 consisted of the following:

	30 June	31 December
	2010	2009
	$m	$m

Non-current liabilities:
Deferred rent	21.0	20.7
Other liabilities	17.8	14.5

Non-current Liabilities	38.8	35.2

	30 June	31 December
	2010	2009
	$m	$m

Current liabilities:
Accrued royalties payable	56.0	55.6
Payroll and related taxes	29.7	39.4
Clinical trial accruals	18.6	15.6
Sales and marketing accruals	18.5	16.7
Accrued interest	17.0	19.0
Deferred rent	5.3	5.4
Restructuring accrual	2.8	4.1
Other accruals	50.3	40.7

Current Liabilities	198.2	196.5

17	PROVISIONS

At 30 June 2010, we had a provisions balance of $206.9 million (2009: $0.6 million), which includes a $206.3 million settlement provision relating to Zonegran. For further information, please refer to Notes 6 and 18.

18	LITIGATION

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

Over the past few years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various U.S. federal and state regulatory, investigative, prosecutorial and administrative entities, including the Department of Justice and various U.S. Attorney’s Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the FD&C Act, the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with off-label promotion of products, pricing and Medicare and/or Medicaid reimbursement.

In light of the broad scope and complexity of these laws and regulations, the high degree of prosecutorial resources and attention being devoted to the sales practices of pharmaceutical companies by law enforcement authorities, and the risk of potential exclusion from federal government reimbursement programmes, many companies have determined that they should enter into settlement agreements in these matters, particularly those brought by federal authorities.

Settlements of these investigations have commonly resulted in the payment of very substantial fines to the government for alleged civil and criminal violations, the entry of a Corporate Integrity Agreement with the federal government, and admissions of guilt with respect to various healthcare programme-related offences. Some pharmaceutical companies have been excluded from participating in federal healthcare programmes such as Medicare and Medicaid.

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, a product we divested to Eisai Inc. in April 2004.

On 15 July 2010, we announced that we reached an agreement in principle with respect to the U.S. Department of Justice’s investigation of our marketing practices with respect to Zonegran. If this agreement in principle is finalised, we expect to pay $203.5 million as part of a comprehensive settlement of all U.S. federal and related state Medicaid claims. We have established a provision of $206.3 million for this expected settlement and related expenses. In addition, we expect to plead guilty to a misdemeanour violation of the U.S. FD&C Act and to enter into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services.

While we expect to negotiate and enter into final Settlement and Corporate Integrity Agreements; there can be no assurance as to when or if any settlement will be finalised or, if a settlement is finalised, what the final terms of the settlement will be.

This proposed resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Patent matter

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioScience, Inc. had infringed a patent owned by us in relation to the application of our NanoCrystal® technology to Abraxane®. The jury awarded us $55.2 million, applying a royalty rate of 6% to sales of Abraxane from January 2005 through 13 June 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product are subject to interest based upon the three-month Treasury Bill Rate. We estimate the total amount of the award at 30 June 2010, including accrued interest, to be in excess of $90 million. We are awaiting a ruling by the

Court on both parties’ post-trial motions. Consequently, pending final resolution of this matter, no settlement amount has been recognised in our financial statements as at and for the six months ended 30 June 2010.

Securities matters

In March 2005, we received a letter from the U.S. Securities and Exchange Commission (SEC) stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the 31 July 2008 announcement concerning the initial two Tysabri-related PML cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On 24 September 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requests records and information relating to the 31 July 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the 29 July 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. We have provided the SEC with materials in connection with the investigation.

We and some of our officers and directors have been named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases have been consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on 17 August 2009, and alleges claims under the U.S. federal securities laws and seeks damages on behalf of all purchasers of our stock during periods ranging between 21 May 2007 and 21 October 2008. The complaints allege that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. On 11 December 2009, Elan filed its Motion to Dismiss the Consolidated Amended Complaint. In July 2010, a second securities case was filed in the U.S. District Court for the Southern District of New York. This case was filed by the plaintiffs as a “related case” to the existing 2008 matter. The 2010 case purports to be filed on behalf of all purchasers of Elan call options during the period from 17 June 2008 to 29 July 2008.

We and some of our officers and directors have been named as defendants in a second securities case filed in June 2010 in the U.S. District Court in the Northern District of California. The complaint alleges that during the June/July 2008 timeframe Elan disseminated materially false and misleading statements/omissions related to Tysabri and bapineuzumab. Plaintiffs allege that they lost collectively approximately $4.5 million. We plan to vigorously defend ourselves in this litigation.

Antitrust matters

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on licensing and manufacturing arrangements between Elan, Teva Pharmaceuticals Inc. and Biovail Corporation (Biovail) relating to nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions were brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. In late 2007, Elan entered into a settlement agreement with the indirect purchaser class resulting in a dismissal of that segment of the lawsuit. In December 2009, Elan entered into a separate settlement agreement with the individual “opt-out” direct purchasers. Elan agreed to pay $4.6 million to this opt-out direct purchaser class resulting in a dismissal of the second segment of the litigation. A summary judgement hearing was held in the fourth quarter of 2009. A ruling from such hearing to determine the status of the third and final segment of the litigation involving the putative classes of direct purchasers and defendants, Elan and Biovail, is expected sometime during the first quarter of 2011. If summary judgement is denied, it is possible that a trial involving the direct purchaser class and the defendants could occur in the second half of 2011.

Paragraph IV Litigation

We and/or our product licensees are involved in various sets of so-called “Paragraph IV” litigation proceedings in the United States. In the United States, putative generics of innovator drug products (including products in which the innovation comprises a new drug delivery method for an existing product, such as the drug delivery market occupied by us) may file Abbreviated New Drug Applications (ANDAs) and, in doing so, they are not required to include preclinical and clinical data to establish safety and effectiveness of their drug. Instead, they would rely on such data provided by the innovator drug NDA holder. However, to benefit from this less costly abbreviated procedure, the ANDA applicant must demonstrate that its drug is “generic” or “bioequivalent” to the innovator drug, and, to the extent that patents protect the innovator drug that are listed in the “Orange Book”, the ANDA applicant must write to the innovator NDA holder and the patent holder (to the extent that the Orange Book-listed patents are not owned by the innovator NDA holder) certifying that their product either does not infringe the innovator’s patents and/or that the relevant patents are invalid. The innovator and the patent holder may sue the ANDA applicant within 45 days of receiving the certification and, if so, the FDA may not approve the ANDA for 30 months from the date of certification unless, at some point before the expiry of those 30 months, a court makes a final decision in the ANDA applicant’s favour.

We are involved in a number of Paragraph IV suits in respect of seven different products (TriCor 145, Skelaxin, Avinza®, Zanaflex®, Cardizem CD, Rapamune® and Luvox CR®) either as plaintiff or as an interested party (where the suit is being taken in the name of one of our licensees). If we are unsuccessful in these and other similar type suits, our or our licensees’ products may be subject to generic competition, and our manufacturing revenue and royalties would be materially and adversely affected.

In January 2009, the U.S. District Court for the Eastern District of New York issued a memorandum and order indicating that the two patents at issue in the Skelaxin litigation are invalid. We and our collaborator, King Pharmaceuticals, Inc. have appealed such decision to the Federal Circuit Court. On 2 August 2010, the Federal Circuit Court affirmed the District Court’s invalidity decision. Prior to the Federal Circuit Court’s ruling, two generic formulations of Skelaxin had already been introduced into the U.S. market. As a result, EDT’s royalty revenues from sales of branded Skelaxin have significantly declined.

19	RELATED PARTIES

We have related party relationships with our subsidiaries, directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not presented in accordance with IAS 24.

Except as noted below, there were no related party transactions that have taken place in the six months ended 30 June 2010 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2009 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Transactions with Directors

On 3 June 2010, Elan announced that its Board and Mr. Kelly Martin, Chief Executive Officer, have agreed to transition his employment contract from an open-ended agreement to a fixed term agreement. Under this agreement, Mr. Martin has committed to remain in his current roles as Chief Executive Officer and Director of the Company through 1 May 2012. It is envisioned that upon the completion of this fixed term Mr. Martin will then serve the Board as Executive Adviser through 31 January 2013. This amendment provides that: (i) Mr. Martin’s base salary is increased from $800,000 to $1,000,000 per year effective 1 June 2010, (ii) when Mr. Martin moves to the role of Executive Adviser, his base salary will be reduced to $750,000 per year, he will not be eligible for a bonus and he will resign from the Board, and (iii) should Mr. Martin’s employment be involuntarily terminated, or should he resign for good reason, or should the amended agreement expire prior to 31 January 2013, then his stock options shall remain exercisable until 31 January 2015 or, if earlier, ten years from the applicable date of grant, and, in any such event or upon the expected expiry of the amended agreement, the severance provisions of his 2005 Employment Agreement will apply.

20	EVENTS AFTER THE BALANCE SHEET DATE

ELND005

On 9 August 2010, Elan and Transition announced the results of a Phase 2 placebo-controlled study in 351 patients with mild to moderate Alzheimer’s disease who received study drug for up to 18 months (Study AD201). Study subjects with MMSE scores between 16 and 26 received ELND005 oral doses of 250mg, 1000mg or 2000mg twice daily or matching placebo. The study’s cognitive (NTB) and functional (ADCS-ADL) co-primary endpoints did not achieve statistical significance.

The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the CSF, in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF, and showed some effects on clinical endpoints in an exploratory analysis. After reviewing the final safety data with the study’s ISMC, we concluded that the 250mg twice daily dose has acceptable safety and tolerability. Elan and Transition intend to share all of the Phase 2 data in a peer-reviewed publication.

The two high dose groups were electively discontinued by the companies in December 2009 due to an observed imbalance of serious adverse events, including deaths; no causal relationship between the drug and these events could be determined. After discontinuation of the two high dose groups the final analysis was based on subjects who received either 250mg twice daily or placebo for up to 18 months.

Based on the preponderance of evidence from both biomarker and clinical data, and after extensive discussions with experts in the field, Elan and Transition intend to advance ELND005 into Phase 3 development. Specifics of the Phase 3 study design will be finalised after receiving input and concurrence from regulatory authorities.

Elan and Transition have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximising the value of this innovative potential therapeutic. No timetable for completing the exploration has been set. No further disclosure is intended until its completion.

U.S. GAAP INFORMATION

Reconciliation from IFRS to U.S. GAAP

The half-year financial statements of the Company have been prepared in accordance with IFRS as adopted by the European Union, which differs in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

Unaudited Condensed Consolidated Half-Year Income Statement
For the six months ended 30 June 2010

				(B)
				Other		(D)
		(A)	(B)	Intangible	(C)	Other
	IFRS	Tysabri	Goodwill	Assets	Taxation	Net Charges	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue	423.5	155.9	—	—	—	—	—	579.4
Cost of sales	164.0	122.6	—	1.2	—	(0.7)	—	287.1

Gross profit	259.5	33.3	—	(1.2)	—	0.7	—	292.3
Selling, general and administrative expenses	100.0	33.3	—	(1.9)	—	(3.5)	(0.1)	127.8
Research and development expenses	130.5	—	—	—	—	(0.1)	(0.1)	130.3
Settlement provision charge	206.3	—	—	—	—	—	—	206.3
Other net charges	—	—	0.6	0.2	—	4.3	—	5.1

Total operating expenses	436.8	33.3	0.6	(1.7)	—	0.7	(0.2)	469.5

Operating loss	(177.3)	—	(0.6)	0.5	—	—	0.2	(177.2)
Net interest and investment gains and losses	45.3	—	—	—	—	—	(4.6)	40.7

Loss before tax	(222.6)	—	(0.6)	0.5	—	—	4.8	(217.9)
Income tax benefit	(2.8)	—	—	—	—	—	—	(2.8)

Net loss	(219.8)	—	(0.6)	0.5	—	—	4.8	(215.1)

Unaudited Condensed Consolidated Half-Year Income Statement
For the six months ended 30 June 2009

				(B)
				Other		(D)
		(A)	(B)	Intangible	(C)	Other
	IFRS	Tysabri	Goodwill	Assets	Taxation	Net Charges	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue	384.6	141.4	—	—	—	—	—	526.0
Cost of sales	178.7	109.2	—	1.2	—	(20.9)	—	268.2

Gross profit	205.9	32.2	—	(1.2)	—	20.9	—	257.8
Selling, general and administrative expenses	119.4	32.2	—	(1.9)	—	(9.5)	(0.1)	140.1
Research and development expenses	171.6	—	—	0.1	—	(10.2)	(0.1)	161.4
Gain on legal settlement	(18.0)	—	—	—	—	18.0	—	—
Other net charges	—	—	—	5.0	—	22.6	—	27.6

Total operating expenses	273.0	32.2	—	3.2	—	20.9	(0.2)	329.1

Operating loss	(67.1)	—	—	(4.4)	—	—	0.2	(71.3)

Net interest and investment gains and losses	70.8	—	—	—	—	—	(1.2)	69.6

Loss before tax	(137.9)	—	—	(4.4)	—	—	1.4	(140.9)
Income tax expense	27.4	—	—	—	2.5	—	—	29.9

Net loss	(165.3)	—	—	(4.4)	(2.5)	—	1.4	(170.8)

Unaudited Condensed Consolidated Half-Year Balance Sheet
At 30 June 2010

			(B)
			Other
		(B)	Intangible	(C)	(E)	(F)
	IFRS	Goodwill	Assets	Taxation	Pensions	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m

Non-Current Assets
Goodwill	45.2	211.9	—	—	—	—	257.1
Other intangible assets	190.5	—	(57.9)	—	—	—	132.6
Property, plant and equipment	297.9	—	—	—	—	—	297.9
Investment in associate	235.0	—	—	—	—	—	235.0
Available-for-sale investments	9.3	—	—	—	—	(0.2)	9.1
Deferred tax asset	341.2	—	—	(174.5)	—	—	166.7
Restricted cash	14.9	—	—	—	—	—	14.9
Other non-current assets	31.8	—	—	—	(10.0)	28.8	50.6

Total Non-Current Assets	1,165.8	211.9	(57.9)	(174.5)	(10.0)	28.6	1,163.9

Current Assets
Inventory	36.1	—	—	—	—	—	36.1
Accounts receivable	177.1	—	—	—	—	—	177.1
Other current assets	25.8	—	—	—	—	—	25.8
Deferred tax asset	—	—	—	32.5	—	—	32.5
Income tax prepayment	2.8	—	—	(2.8)	—	—	—
Available-for-sale investments	2.6	—	—	—	—	—	2.6
Restricted cash	13.6	—	—	—	—	—	13.6
Cash and cash equivalents	883.2	—	—	—	—	—	883.2

Total Current Assets	1,141.2	—	—	29.7	—	—	1,170.9

Total Assets	2,307.0	211.9	(57.9)	(144.8)	(10.0)	28.6	2,334.8

Non-Current Liabilities
Long-term debt	1,511.2	—	—	—	—	28.8	1,540.0
Other liabilities	52.0	—	—	(2.8)	20.3	—	69.5

Total Non-Current Liabilities	1,563.2	—	—	(2.8)	20.3	28.8	1,609.5

Current Liabilities
Accounts payable	35.9	—	—	—	—	—	35.9
Accrued and other liabilities	198.2	—	—	0.2	—	206.9	405.3
Provisions	206.9	—	—	—	—	(206.9)	—
Income tax payable	0.2	—	—	(0.2)	—	—	—

Total Current Liabilities	441.2	—	—	—	—	—	441.2

Total Liabilities	2,004.4	—	—	(2.8)	20.3	28.8	2,050.7

Shareholders’ Equity
Total Shareholders’ Equity	302.6	211.9	(57.9)	(142.0)	(30.3)	(0.2)	284.1

Total Shareholders’ Equity and Liabilities	2,307.0	211.9	(57.9)	(144.8)	(10.0)	28.6	2,334.8

Audited Consolidated Balance Sheet
At 31 December 2009

			(B)
			Other
		(B)	Intangible	(C)	(E)	(F)
	IFRS	Goodwill	Assets	Taxation	Pensions	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m

Non-Current Assets
Goodwill	45.2	212.5	—	—	—	—	257.7
Other intangible assets	218.1	—	(58.4)	—	—	—	159.7
Property, plant and equipment	292.8	—	—	—	—	—	292.8
Investment in associate	235.0	—	—	—	—	—	235.0
Available-for-sale investments	9.5	—	—	—	—	(0.8)	8.7
Deferred tax asset	344.1	—	—	(169.3)	—	—	174.8
Restricted cash	14.9	—	—	—	—	—	14.9
Other non-current assets	23.4	—	—	—	(11.9)	31.4	42.9

Total Non-Current Assets	1,183.0	212.5	(58.4)	(169.3)	(11.9)	30.6	1,186.5

Current Assets
Inventory	53.5	—	—	—	—	—	53.5
Accounts receivable	192.4	—	—	—	—	—	192.4
Other current assets	29.0	—	—	—	—	—	29.0
Deferred tax asset	—	—	—	23.9	—	—	23.9
Income tax prepayment	3.0	—	—	(3.0)	—	—	—
Available-for-sale investments	7.1	—	—	—	—	—	7.1
Restricted cash	16.8	—	—	—	—	—	16.8
Cash and cash equivalents	836.5	—	—	—	—	—	836.5

Total Current Assets	1,138.3	—	—	20.9	—	—	1,159.2

Total Assets	2,321.3	212.5	(58.4)	(148.4)	(11.9)	30.6	2,345.7

Non-Current Liabilities
Long-term debt	1,508.6	—	—	—	—	31.4	1,540.0
Other liabilities	47.8	—	—	(3.0)	16.2	—	61.0

Total Non-Current Liabilities	1,556.4	—	—	(3.0)	16.2	31.4	1,601.0

Current Liabilities
Accounts payable	52.4	—	—	—	—	—	52.4
Accrued and other liabilities	196.5	—	—	1.0	—	0.6	198.1
Provisions	0.6	—	—	—	—	(0.6)	—
Income tax payable	1.0	—	—	(1.0)	—	—	—

Total Current Liabilities	250.5	—	—	—	—	—	250.5

Total Liabilities	1,806.9	—	—	(3.0)	16.2	31.4	1,851.5

Shareholders’ Equity
Total Shareholders’ Equity	514.4	212.5	(58.4)	(145.4)	(28.1)	(0.8)	494.2

Total Shareholders’ Equity and Liabilities	2,321.3	212.5	(58.4)	(148.4)	(11.9)	30.6	2,345.7

The principal differences between IFRS as adopted in the European Union and U.S. GAAP, as they apply to our financial statements, are as follows:

(A)	Tysabri

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Under U.S. GAAP, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price that includes the cost of manufacturing plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and, under U.S. GAAP, we record as revenue our share of the profit or loss on EU sales of Tysabri plus our directly incurred expenses on these sales.

Under IFRS, the Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. Under IFRS, to account for our share of the Tysabri jointly controlled operation, we record our directly incurred expenses within operating expenses and we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly incurred collaboration expenses related to these sales.

There are no reconciling differences to total net loss or shareholders’ equity between IFRS and U.S. GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses related to the U.S. market differ under both standards due to the differing accounting principles for Tysabri sales. As described above, under U.S. GAAP we record as revenue the net sales of Tysabri in the U.S. market, whereas under IFRS we record as revenue our share of the collaboration profit on these sales plus our directly incurred collaboration expenses related to these sales. There are no differences between IFRS and U.S. GAAP for the amounts recorded related to sales outside of the United States.

(B)	Goodwill and other intangible assets

The carrying value of goodwill is lower under IFRS than under U.S. GAAP, while conversely the carrying value of our other intangible assets is higher under IFRS than under U.S. GAAP, because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the transitional arrangements. The higher carrying value for intangible assets other than goodwill gives rise to a higher amortisation charge under IFRS than under U.S. GAAP. Goodwill is not amortised under either IFRS or U.S. GAAP, but instead is subject to regular (at least annual) impairment testing.

The principal reason for a higher carrying value of intangible assets other than goodwill under IFRS is that under U.S. GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as intangible assets.

In addition, a number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP, which caused the net carrying value of goodwill to be lower under IFRS than U.S. GAAP at 30 June 2010 and 31 December 2009. Under Irish GAAP, the goodwill arising from acquisition was written off on disposal, whereas under U.S. GAAP, the goodwill write-off on disposal was calculated proportionately based on the relative fair value of the disposed business to the total fair value of the reporting unit. Similarly, under U.S. GAAP a portion of the BioNeurology goodwill was allocated to Prialt upon the divestment of that business in the first half of 2010 (because of these historic Irish GAAP differences, there is no carrying value for BioNeurology goodwill under IFRS), thus resulting in a higher loss on divestment of that business under U.S. GAAP compared to IFRS. As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations”, as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards”, these differences remain in effect between U.S. GAAP and IFRS.

(C)	Taxation

There are different rules under IFRS and U.S. GAAP in relation to the recognition of DTAs associated with share-based compensation. DTAs are only recognised under either GAAP in relation to jurisdictions where tax deductions are available to the employer for equity grants given to employees (relevant employee equity awards). For example, such tax deductions are available in the United States but in general not in Ireland. Under U.S. GAAP, a DTA may be recognised for relevant employee equity awards only to the extent that a compensation expense has previously been recorded in relation to those awards. In contrast, under IFRS, a DTA may be recognised in relation to the tax effect of the full intrinsic value at the balance sheet date of all relevant employee equity awards expected to be exercised, regardless of whether or not a compensation expense has previously been recognised for those awards. Accordingly, the total DTA recognised under IFRS is substantially higher than under U.S. GAAP. Additionally, under IFRS the amount of the DTA recorded through the income statement is limited to the tax value of the compensation expense previously recognised for those awards (similar to U.S. GAAP), with the balance between that amount and the tax effect of the total intrinsic value recorded as a credit directly to shareholders’ equity (IFRS only; as described above there is no equivalent DTA under U.S. GAAP). However, the amount of DTA recognised in the income statement is normally higher under IFRS than under U.S. GAAP because the expensing of share-based compensation commenced earlier under IFRS (November 2002) than under U.S. GAAP (January 2006), and consequently the tax value of the cumulative compensation expense is significantly higher under IFRS compared to U.S. GAAP.

(D)	Other net charges

The principal items classified as other net charges include severance and restructuring charges, a net loss on divestment of a business and asset impairment charges. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analysing certain items. Under IFRS, other net charges are recorded within their respective income statement line items. Under U.S. GAAP, they are recorded as a separate line item in the consolidated income statement. In the first half of 2009, the gain on legal settlement that was presented separately in the consolidated income statement under IFRS was included in other net charges under U.S. GAAP.

(E)	Pensions

Under both IFRS and U.S. GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. At a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ‘corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under both IFRS and U.S. GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining working lives of the employees in the plans.

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under U.S. GAAP, these unamortised net actuarial losses are recognised directly in shareholders’ equity. At 30 June 2010, the defined benefit plans had a total unfunded status (excess of the projected benefit obligations over the fair value of the plans’ assets) of $20.3 million (31 December 2009: $16.2 million) and total unamortised net actuarial losses of $30.3 million (31 December 2009: $28.1 million) based on the foreign exchange rate at the balance sheet date. Under IFRS, the unfunded status is netted off against the unamortised net actuarial losses resulting in a net pension asset of $10.0 million and $11.9 million at 30 June 2010 and 31 December 2009, respectively. Under U.S. GAAP, the unfunded status is recognised as a long-term liability on the balance sheet, and the unamortised net actuarial losses are recognised as a reduction to shareholders’ equity. Consequently, a reconciling difference of $30.3 million to shareholders’ equity arises at 30 June 2010 (31 December 2009: $28.1 million), reflecting this difference in classification of the unamortised net actuarial losses between IFRS (assets) and U.S. GAAP (shareholders’ equity).

(F)	Other

The primary components of the other reconciling items in the balance sheet relate to provisions and unamortised financing costs. Under IFRS, provisions are disclosed separately on the balance sheet whereas under U.S. GAAP, these reserves are included within accrued and other liabilities. Under IFRS, unamortised financing costs are netted off against the aggregate principal amount of the related debt in liabilities whereas under U.S GAAP, these deferred financing costs are presented as assets in the balance sheet.

RESPONSIBILITY STATEMENT
For the six months ended 30 June 2010

Each of the directors, whose names and functions are listed on pages 75 to 77 of our Annual Report, except for changes noted on page 15 of this Half-Year Financial Report, confirm that, to the best of each person’s knowledge and belief:

1)	The condensed unaudited consolidated half-year financial statements, comprising the condensed consolidated half-year income statement, the condensed consolidated half-year statement of comprehensive income, the condensed consolidated half-year balance sheet, the condensed consolidated half-year statement of cash flows and the condensed consolidated half-year statement of changes in shareholders’ equity/deficit and the related Notes 1 to 20 thereto, have been prepared in accordance with IAS 34 as adopted by the European Union.

2)	The half-year management report includes a fair review of the information required by:

(i)	Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended 30 June 2010 and their impact on the condensed consolidated half-year financial statements; and a description of the principal risks and uncertainties for the six months ending 31 December 2010; and

(ii)	Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended 30 June 2010 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2009 Annual Report that could do so.

On behalf of the board,

Kyran McLaughlin Chairman 9 August 2010	G. Kelly Martin Chief Executive Officer 9 August 2010

INDEPENDENT REVIEW REPORT OF KPMG TO ELAN CORPORATION, PLC

Introduction

We have been engaged by Elan Corporation, plc (“the Company”) to review the condensed consolidated half-year financial statements for the six months ended 30 June 2010 which comprise the condensed consolidated half-year income statement, the condensed consolidated half-year statement of comprehensive income, the condensed consolidated half-year balance sheet, the condensed consolidated half-year statement of cash flows, the condensed consolidated half-year statement of changes in shareholders’ equity and the related Notes 1 to 20 thereto. We have read the other information contained in the Half-Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated half-year financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The Half-Year Financial Report, including the condensed consolidated half-year financial statements contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half-Year Financial Report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator.

As disclosed in note 1 — basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (’EU’). The condensed consolidated half-year financial statements included in this Half-Year Financial Report have been prepared in accordance with IAS 34, “Interim Financial Reporting,” as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated half-year financial statements in the Half-Year Financial Report, based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in Ireland and the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated half-year financial statements in the Half-Year Financial Report for the six months ended 30 June 2010 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator.

KPMG
Chartered Accountants
Dublin
9 August 2010